CASTLIGHT HEALTH, INC.

Two Rincon Center

121 Spear Street, Suite 300

San Francisco, CA 94105

March 11, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Mark P. Shuman, Branch Chief – Legal Gabriel Eckstein, Staff Attorney

Re:

Castlight Health, Inc. Form S-1 Registration Statement on Form S-1 (File No. 333-

193840) originally filed February 10, 2014, as amended, and corresponding Registration

Statement on Form 8-A (File No. 001-36330) filed March 4, 2014

Ladies and Gentlemen:

Requested Date: March 13, 2014

Requested Time: 4:15 PM Eastern Time

Ladies and Gentlemen:

Castlight Health, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Matthew S. Rossiter, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292, or in his absence, Mr. Rossiter at (415) 875-2372.

Sincerely,

CASTLIGHT HEALTH, INC.

By:	/s/ John C. Doyle
John C. Doyle Chief Financial Officer, Vice President and Treasurer

cc:	Giovanni M. Colella, Chief Executive Officer
Castlight Health, Inc.

Gordon K. Davidson, Esq.
Robert A. Freedman, Esq.
Matthew S. Rossiter, Esq.
Fenwick &West LLP

March 11, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs
Mark P. Shuman
Gabriel Eckstein
Melissa Walsh
Stephen Krikorian

Re:	Castlight Health, Inc.

Registration Statement on Form S-1 (File No. 333-193840)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between March 3, 2014 and the date hereof, approximately 5,804 copies of the Preliminary Prospectus dated March 3, 2014 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:15 p.m. Eastern Daylight Time, on Thursday, March 13, 2014 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

GOLDMAN, SACHS & CO. MORGAN STANLEY & CO. LLC

As representatives of the Prospective Underwriters

By:	Goldman, Sachs & Co.

By:	/s/ David Ludwig
Name: David Ludwig
Title: Managing Director

By:	Morgan Stanley & Co. LLC

By:	/s/ Colin R. Stewart
Name: Colin R. Stewart
Title: Managing Director